01TB8C Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for ALAMOS GOLD INC. Annual General and Special Meeting Meeting Date and Location: When: Thursday, May 26, 2022 Where: Virtual meeting online at https://web.lumiagm.com/417466599 4:00 pm (Toronto Time) Password: alamos2022 (case sensitive) This year Alamos Gold Inc. (the “Company”) is using the “notice-and-access” system adopted by the Canadian Securities Administrators for the delivery of the Management Information Circular (the “Circular”) and 2021 annual report to both beneficial and registered shareholders, which includes the Company’s Management’s Discussion and Analysis and Annual Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021 (collectively, the “Meeting Materials”). Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the meeting. However, instead of a paper copy of the Circular, you receive this notice which contains information about how to access the Meeting Materials electronically. The principal benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities. The Circular and Form of Proxy (or Voting Instruction Form, as applicable) provide additional information concerning the matters to be dealt with at the meeting. You should access and review all information contained in the Circular before voting. Shareholders with questions about notice-and-access can call 1-866-964-0492. The information circular and other relevant materials are available at: www.envisionreports.com/ALAMOSGOLD2022 OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current Meeting Materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the Meeting Materials in advance of the voting deadline and meeting date, requests must be received no later than May 16, 2022. If you do request the current Meeting Materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request Meeting Materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the Meeting Materials after the meeting date, please contact 1-866-788-8801. For Holders with a 16 digit Control Number: Request Meeting Materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from outside of North America - (303) 562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the Meeting Materials after the meeting date, please contact 1-866-788-8801.

01TB9C Fold Fold Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the sections within the Circular where disclosure regarding the matter can be found. 1. Election of Directors - Elect nine (9) directors who will serve until the next annual meeting of shareholders. See section “Election of Directors” in the Circular. 2. Re-Appointment of Auditors - Re-appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration. See section “Appointment of Auditor” in the Circular. 3. Long-Term Incentive Plan - To consider, and if deemed advisable, pass a resolution to approve the Company’s Long-Term Incentive Plan. See section “Long-Term Incentive Plan” in the Circular. 4. Employee Share Purchase Plan - To consider, and if deemed advisable, pass a resolution to approve the Company’s Employee Share Purchase Plan. See section “Employee Share Purchase Plan” in the Circular. 5. Shareholder Rights Plan - To consider, and if deemed advisable, pass a resolution to approve the Company’s Amended and Restated Shareholder Rights Plan. See section “Shareholder Rights Plan” in the Circular. 6. Executive Compensation - To consider, and if deemed advisable, pass a resolution to approve an advisory resolution on the Company’s approach to executive compensation. See section “Advisory Resolution on Approach to Executive Compensation” in the Circular. Annual Financial Statement Delivery • Only registered and beneficial holders who opted to receive one Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE CIRCULAR PRIOR TO VOTING